September 8, 2020

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549

RE: Team, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 16, 2020
Form 10-Q for the Quarter Ended March 31, 2020
Filed June 19, 2020
File No. 001-06604

Ladies and Gentlemen:

This letter responds to the comments Team, Inc. (“we,” “our,” “Team,” or the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) via email on August 24, 2020, with copy of letter dated July 29, 2020 regarding the above-referenced filings. For your convenience, our response is prefaced by the SEC’s comment in bold text.

Form 10-Q for the Quarter Ended March 31, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures and Reconciliations, page 34

1.You disclose various non-GAAP financial measures on pages 35 and 36 including "consolidated adjusted net income (loss)", "adjusted net income (loss) per diluted share", "adjusted earnings before interest and taxes ("adjusted EBIT")", "adjusted earnings before interest, taxes, depreciation and amortization" (“adjusted EBITDA”), and "free cash flow" to supplement financial information presented on a GAAP basis. Your disclosure also includes "adjusted EBIT" and "adjusted EBITDA" by segment. Please revise to explain why you believe each of these non-GAAP measures is useful to potential investors. Also, please revise to disclose to the extent material, any additional purposes for which these non-GAAP measures are used by your management. Refer to the guidance outlined in Item 10(e)(i)(C) and (D) of Regulation S-K.

Response: We acknowledge the Staff’s comment. In future filings we will disclose with specificity the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors and the additional purposes for which management uses such non-GAAP measures pursuant to Item 10(e)(i)(C) and (D) of Regulation S-K as set forth below:

Our management uses certain non-GAAP performance measures to evaluate current and past performance and prospects for the future to supplement our GAAP financial information presented in accordance with U.S. GAAP. These non-GAAP financial measures are important factors in assessing our operating results and profitability and include the performance and liquidity measures defined below.

We define adjusted net income (loss) and adjusted net income (loss) per diluted share to exclude the following items: costs associated with our OneTEAM program, non-routine legal costs and settlements, restructuring charges, goodwill impairment charges and certain other items as determined by management. We believe adjusting for these items provides investors with additional measures to evaluate the financial performance of our core business operations on a comparable basis from period to period. Consolidated adjusted EBIT, as defined by us, excludes the costs excluded from adjusted net income (loss) as well as income tax expense (benefit), interest charges, foreign currency (gain) loss, and items of other (income) expense. Consolidated adjusted EBITDA further excludes from consolidated adjusted EBIT depreciation, amortization and non-cash share based compensation costs. Segment adjusted EBIT is equal to segment operating income (loss) excluding costs associated with our OneTEAM program, non-routine legal costs and settlements, restructuring charges, goodwill impairment charges and certain other items as determined by management. Segment adjusted EBITDA further excludes from segment adjusted EBIT depreciation, amortization, and non-cash share based compensation costs. Free cash flow is defined as net cash provided by (used in) operating activities minus capital expenditures.

Management believes these non-GAAP financial measures are useful to both management and investors in their analysis of our financial position and results of operations. In particular, adjusted net income (loss), adjusted net income (loss) per diluted share, consolidated adjusted EBIT, and consolidated adjusted EBITDA are meaningful measures of performance which are commonly used by industry analysts, investors, lenders and rating agencies to analyze operating performance in our industry, perform analytical comparisons, benchmark performance between periods, and measure our performance against externally communicated targets. Our segment adjusted EBIT and segment adjusted EBITDA is also used as a basis for the Chief Operating Decision Maker to evaluate the performance of our reportable segments. Free cash flow is used by our management and investors to analyze our ability to service and repay debt and return value directly to stakeholders.

Non-GAAP measures have important limitations as analytical tools, because they exclude some, but not all, items that affect net earnings and operating income. These measures should not be considered substitutes for their most directly comparable U.S. GAAP financial measures and should be read only in conjunction with financial information presented on a GAAP basis. Further, our non-GAAP financial measures may not be comparable to similarly titled measures of other companies who may calculate non-GAAP financial measures differently, limiting the usefulness of those measures for comparative purposes. The liquidity measure of free cash flow does not represent a precise calculation of residual cash flow available for discretionary expenditures. Reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure are presented below.

2.Please revise to reconcile the non-GAAP measures "adjusted EBIT" and "adjusted EBITDA" to net income (loss), which appears to be the most comparable GAAP measure. Refer to the guidance outlined in Question 103.02 of the Division's Compliance and Disclosure Interpretations Regarding Non-GAAP Measures as updated April 14, 2018. The disclosures included in your press releases disclosing your quarterly earnings should be similarly revised.

Response: We acknowledge the Staff’s comment and we will revise our presentation in future filings, as well as future press releases furnished to the SEC, to reconcile consolidated adjusted EBIT and consolidated adjusted EBITDA to net income (loss). An example of the proposed presentation is included below for your reference.

TEAM, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands, except per share data)

	Three Months Ended March 31,
	2020	2019
	(unaudited)	(unaudited)

Adjusted Net Income (Loss):
Net income (loss)	$(199,727)	$(24,228)
Professional fees and other[1]	2,545	5,105
Legal costs[2]	1,250	264
Restructuring and other related charges, net[3]	186	208
Goodwill impairment charge	191,788	—
Tax impact of adjustments and other net tax items[4]	(14,050)	(1,171)
Adjusted net income (loss)	$(18,008)	$(19,822)

Adjusted net income (loss) per common share:
Basic	$(0.59)	$(0.66)
Diluted	$(0.59)	$(0.66)

Adjusted EBIT and Adjusted EBITDA:
Net income (loss)	$(199,727)	$(24,228)
Provision (benefit) for income taxes	(20,453)	333
Interest expense, net	6,776	7,425
Foreign currency gain (loss)	574	(87)
Pension expense (credit)[5]	(129)	(6)
Other expense (income), net[6]	27	35
Professional fees and other[1]	2,545	5,105
Legal costs[2]	1,250	264
Restructuring and other related charges, net[3]	186	208
Goodwill impairment charge	191,788	—
Adjusted EBIT	(17,163)	(10,951)
Depreciation and amortization
Amount included in operating expenses	5,937	6,331
Amount included in SG&A expenses	5,771	5,940
Total depreciation and amortization	11,708	12,271
Non-cash share-based compensation costs	1,530	2,434
Adjusted EBITDA	$(3,925)	$3,754

Free Cash Flow:
Cash provided by operating activities	$917	$7,628
Capital expenditures	(8,305)	(6,610)
Free Cash Flow	$(7,388)	$1,018
____________________________________
1 For the three months ended March 31, 2020 and March 31, 2019, includes $1.8 million and $3.2 million, respectively, associated with the OneTEAM program (exclusive of restructuring costs).
2 For the three months ended March 31, 2020, primarily relates to accrued costs due to international legal and internal control review matters. For the three months ended March 31, 2019, primarily relates to intellectual property legal defense costs associated with Quest Integrity.
3 Relates to restructuring costs incurred associated with the OneTEAM program, including international restructuring under the OneTEAM program.

4 Represents the tax effect of the adjustments at an assumed marginal tax rate of 21% for the three months ended March 31, 2020 and 2019 except for the adjustment of the goodwill impairment charge for which the actual tax impact was used.
5 Represents pension expense (credit) for the U.K. pension plan based on the difference between the expected return on plan assets and the cost of the discounted pension liability. The pension plan has had no new participants added since the plan was frozen in 1994 and accruals for future benefits ceased in connection with a plan curtailment in 2013.
6 Relates to statutory fees incurred by certain foreign entities, which will not be considered a non-GAAP adjustment in future filings.

We hope this letter is responsive to your comments and request for information. We acknowledge that the Company and management are responsible for the accuracy and adequacy of their disclosures. The Company’s goal is to address the comment in a manner that is acceptable to the Staff. If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (281) 388-5521.

Sincerely,

/s/ Susan M. Ball
Susan M. Ball
Executive Vice President, Chief Financial Officer and Treasurer
Team, Inc.